UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition Period from                      to

Commission File No. 1-9583

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBIA Inc.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBIA Inc.

113 King Street

Armonk, N. Y. 10504

Required Information

The MBIA Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

MBIA INC.

401(k) PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2013

MBIA INC.

401(k) PLAN

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	4

Notes to Financial Statements	5-13

Supplemental Schedule:
Schedule of Assets (Held at End of Year) as of December 31, 2013	14-15

Signatures	16

Exhibits
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	17

Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than those listed above, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and the Plan Administrator

MBIA Inc. 401(k) Plan

Armonk, New York

We have audited the accompanying statements of net assets available for benefits of the MBIA Inc. 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Philadelphia, PA

May 9, 2014

MBIA INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	December 31, 2013	December 31, 2012

Investments, at fair value: (Note 4)
Mutual funds	$88,464,891	$74,931,609
Collective trust	7,042,924	6,936,118
Common stock	6,239,142	4,773,339

Total investments, at fair value	101,746,957	86,641,066

Notes receivable from participants	1,203,493	1,349,129

Net assets available for benefits, at fair value	102,950,450	87,990,195

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust	(106,158)	(198,493)

Net assets available for benefits	$102,844,292	$87,791,702

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

For the Year Ended December 31, 2013

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$16,706,555
Interest and dividends	4,084,588

Net investment income	20,791,143
Interest income on notes receivable from participants	64,093
Contributions:
Participants	4,280,376
Employer	2,309,947

Total contributions	6,590,323

Total additions	27,445,559

Deductions:
Deductions from net assets attributed to:
Benefit distributions	12,392,969

Total deductions	12,392,969

Net increase	15,052,590

Net assets available for benefits:
Beginning of year	87,791,702

End of year	$102,844,292

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

1. Plan Description

General and Contributions

The MBIA Inc. 401(k) Plan (the “Plan”) is a defined contribution plan for eligible employees of MBIA Inc. and Subsidiaries (the “Company” or “Employer”) who are at least 21 years of age. Leased employees, temporary employees and employees classified as interns are not eligible to participate in the Plan. Eligible participants may contribute up to 25% of their total eligible compensation into the Plan. Effective January 1, 2013 a Roth 401(k) option was added to the Plan. The Company matches employee contributions at the rate of 100% of each participant’s contribution up to a maximum of 5%. Contributions are subject to certain limitations. Employer matching contributions are made in the form of cash, whereby participants may direct the Company match to an investment of their choice. Participants may request loans from their accounts in accordance with established guidelines. At the discretion of the Plan Administrator, the Plan permits eligible employees to rollover funds from a previous employer’s tax-qualified plan or tax-qualified individual retirement account.

The Plan is administered by the Company and the Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the investment advisor, trustee and custodian.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

Vesting and Forfeitures

Vesting in employer contributions begins after two years of service and full vesting is achieved after five years of service. The Plan’s vesting methodology is based on an “elapsed time” methodology, which provides for employees to be credited with a number of years of service equal to the number of whole years (12 consecutive months) based on an employee’s period of service starting with hire date with the Employer regardless of whether or not such periods of service were completed consecutively. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant will be entitled to receive benefit payments. Nonvested benefits remaining after termination of employment are forfeited upon the earlier of a distribution or five-year period break in service and generally may serve to pay the Plan’s administrative expenses and to reduce future Company contributions. During 2013 and 2012, $105,623 and $123,540, respectively, of forfeitures were used to fund the Company’s matching obligation pursuant to the terms of the Plan. The forfeiture balance as of December 31, 2013 and 2012 was $30,561 and $16,242 respectively.

Participant Accounts

A participant is entitled to the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses, of each participant’s account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive either a lump-sum distribution or installment distributions.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013 AND 2012

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

A participant may borrow from his or her account a minimum of $1,000 up to a maximum for all participant loans equal to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over the current outstanding balance of loans or 50% of their vested account balance reduced by the then outstanding balance of any other loans that a participant received from the Plan. Loan terms may range from 1 to 5 years, or longer for the purchase of a principal residence but not to exceed 10 years. The loans are collateralized by the vested account balance and bear a reasonable rate of interest as determined by the Plan Administrator based on the interest rates charged for similar types of loans by other lenders. Principal and interest are paid ratably through semi-monthly payroll deductions or through direct payment from former employees.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported changes in net assets available for benefits during the reporting period. Actual amounts could differ from those estimates.

Investments

The Plan’s investments, including its investments in a collective trust, which holds fully benefit-responsive investment contracts, are stated at fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions, transfers in or loan repayments made by participants plus interest and dividends, less withdrawals, transfers out or loan initiations by participants. The statements of net assets available for benefits present the fair value of the collective trust holding investment contracts, as well as the adjustment of its fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013 AND 2012

The Plan’s shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at each year end. One of the Plan’s investment options includes a participant-directed brokerage account which allows participants to establish a brokerage account and select various investments consisting primarily of mutual funds, common stock and interest bearing cash. The investment in the collective trust is stated at fair value represented by the net asset value of the units of participation owned by the Plan at year end as determined by the issuer based on the fair value of the underlying investments. The Plan’s common stock is stated at fair value based on the last reported sales price on the last business day of the year in the active market in which the security is traded.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. The Plan’s net appreciation in the fair value of its investments consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. The Company’s common stock comprises approximately 6% and 5% of the net assets available for benefits for the years ending December 31, 2013 and 2012, respectively.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance, plus accrued but unpaid interest. Loans outstanding are reflected as a receivable of the Plan. Interest income is recorded on an accrual basis. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Participant Accounts

Each participant has an account which is credited with the Company’s contribution, participant’s contribution, and net results from the investment activities of the participant’s account, reduced

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013 AND 2012

for any withdrawal activity and fees associated with notes receivable from participants and participant-directed brokerage accounts.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, which consist primarily of investment management, recordkeeping and auditing fees, are paid directly by the Company rather than from Plan assets, and are not reflected in the Plan’s financial statements.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurement” (“ASC 820”) provides the framework for measuring fair value. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., exit price).

ASC 820 provides a fair value hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Plan. Unobservable inputs reflect the Plan’s assumption about the inputs market participants would use in pricing an asset or liability based on the best information available in current circumstances. The fair value hierarchy is categorized into three levels based on observability and reliability of valuation inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Valuations based on: a) quoted prices for similar assets or liabilities in active markets, b) quoted prices for identical or similar assets or liabilities in inactive markets, c) inputs other than quoted prices that are observable for the asset or liability, and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement.

To the extent that the valuation is based on inputs that are less observable or unobservable, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is more significant for the investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013 AND 2012

within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had the securities been readily marketable. The Plan’s policy is to recognize transfers in and transfers out of levels as of the date of the event or change in circumstances that caused the transfer. The Plan has no level 3 investments. There have been no changes in the valuation methodologies or inputs used to value Plan assets at December 31, 2013 and 2012. Refer to Note 4, Investments, for information regarding the fair value of Plan investments.

Subsequent Events

The Plan’s management has evaluated subsequent events through the date the financial statements were available to be issued and there were no subsequent events requiring adjustments to the financial statements or disclosures, as stated herein.

3. Plan Termination

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all affected participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances, subject to the provisions of ERISA.

4. Investments

The Plan’s investments, at fair value, that represent 5% or more of the Plan’s net assets for benefits as of December 31, 2013 and 2012, are presented in the following table:

	December 31, 2013		December 31, 2012
Common stock:
MBIA Inc.	$6,239,142		$4,773,339
Mutual funds:
Fidelity Growth Company Fund	15,815,182		12,623,064
Fidelity Spartan 500 Index Institutional Fund	11,310,411		8,207,310
PIMCO Total Return Institutional Fund	—	*	5,378,143
Vanguard Total International Stock Index Fund	6,923,608		6,353,522
Collective trust:
Fidelity Managed Income Portfolio Fund**	$7,042,924		$6,936,118

*	Less than 5% of net assets available for benefits.
**	Contract value totaled $6,936,766 at December 31, 2013 and $6,737,625 at December 31, 2012.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013 AND 2012

The Plan’s net appreciation in fair value of investments including gains and losses on investments bought and sold as well as held during the year for the year ended December 31, 2013 was as follows:

Year Ended December 31
2013
Investments:
Mutual funds	$14,143,627
Common stock	2,562,928

Net appreciation in fair value	$16,706,555

The Plan’s investment assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. The following tables present information about the Plan’s assets measured at fair value as of December 31, 2013 and 2012:

Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$20,767,994	$—	$—	$20,767,994
Fixed income funds	7,204,116	—	—	7,204,116
Growth funds	27,286,916	—	—	27,286,916
Blended funds	1,629,553	—	—	1,629,553
Value funds	8,520,581	—	—	8,520,581
Index funds	19,773,410	—	—	19,773,410
Other funds	3,282,321	—	—	3,282,321

Total mutual funds	88,464,891	—	—	88,464,891
Collective trust	—	7,042,924	—	7,042,924
Common stock	6,239,142	—	—	6,239,142

Total investment assets at fair value	$94,704,033	$7,042,924	$—	$101,746,957

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013 AND 2012

Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$19,551,469	$—	$—	$19,551,469
Fixed income funds	8,966,677	—	—	8,966,677
Growth funds	21,132,945	—	—	21,132,945
Blended funds	1,164,200	—	—	1,164,200
Value funds	6,938,367	—	—	6,938,367
Index funds	15,441,183	—	—	15,441,183
Other funds	1,736,768	—	—	1,736,768

Total mutual funds	74,931,609	—	—	74,931,609
Collective trust	—	6,936,118	—	6,936,118
Common stock	4,773,339	—	—	4,773,339

Total investment assets at fair value	$79,704,948	$6,936,118	$—	$86,641,066

5. Investment in Collective Trust

The Plan holds an investment in a collective trust, specifically the Fidelity Managed Income Portfolio Fund (the “MIP”). The MIP invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, money market funds and may include derivative instruments such as futures contracts and swap agreements to provide daily liquidity. The investment contract issuers seek to preserve the principal investment and earnings, but cannot guarantee that they will be able to do so. The MIP is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. There are no reserves against contract values for credit risk of the contract issuers or otherwise. There are no unfunded commitments and the redemption frequency is daily.

Certain events limit the ability of the Plan to transact at contract value with the participants. Such events include the following: (a) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (d) the failure of the Plan to qualify for exemption from federal income taxes or any other prohibited transaction exception under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with the participants, is probable.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013 AND 2012

6. Tax Status

The Internal Revenue Service (“IRS) has determined and informed the Company by letter dated March 21, 2012, that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (the “IRC”) and is therefore exempt from federal income taxes under provisions of Section 501(a) of the IRC.

Prior to the letter dated March 21, 2012, the Plan received a favorable determination letter from the IRS dated April 30, 2003. The Plan Administrator and the Plan’s Tax Counsel believed that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC and therefore believed the Plan continued to be qualified and the related trust tax-exempt.

GAAP requires that Plan management evaluate each tax position taken by the Plan and recognize a liability (or asset) if the Plan has taken an uncertain tax position that more-likely-than-not (i.e. a likelihood of more than 50 percent), based on the technical merits, would not be sustained on examination. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 there are no uncertain tax positions taken or expected to be taken. Accordingly, the Plan has recognized no interest and penalties associated with any liability for unrecognized tax benefits. The Plan’s policy is to record such amounts, if any, as income tax expense. The Plan is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2010.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported in the Plan’s financial statements at December 31, 2013 and 2012 to Form 5500:

	December 31, 2013	December 31, 2012
Net assets available for benefits per the financial statements	$102,844,292	$87,791,702
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a collective trust	106,158	198,493

Net assets available for benefits per the Form 5500	$102,950,450	$87,990,195

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013 AND 2012

The following is a reconciliation of the net increase in net assets available for benefits as reported in the Plan’s financial statements to Form 5500 for the year ended December 31, 2013:

December 31, 2013
Net increase in net assets available for benefits per the financial statements	$15,052,590
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a collective trust	(92,335)

Net increase in net assets available for benefits per the Form 5500	$14,960,255

8. Related Party Transactions

Certain Plan investments are managed by Fidelity, the investment advisor, trustee and custodian for the Plan, and shares of the Company’s common stock. The investments with MBIA Inc. common stock were $6,239,142 and $4,773,339 at December 31, 2013 and 2012, respectively. These transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

MBIA INC.

401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 06-1185706, PLAN 002

DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Common stock:
*	MBIA Inc.	Common stock		$6,239,142

	Mutual funds:
*	Fidelity Puritan Fund	Mutual fund		2,464,598
*	Fidelity Growth Company Fund	Mutual fund		15,815,182
*	Fidelity Blue Chip Growth Fund	Mutual fund		4,134,454
*	Fidelity Spartan 500 Index Institutional Fund	Mutual fund		11,310,411
*	Fidelity Spartan Extended Market IDX INV	Mutual fund		1,539,391
*	Fidelity Low-Priced Stock Fund	Mutual fund		2,012,293
*	Fidelity Freedom Income Fund	Mutual fund		372,894
*	Fidelity Freedom Fund 2010	Mutual fund		1,437,345
*	Fidelity Freedom Fund 2015	Mutual fund		1,025,386
*	Fidelity Freedom Fund 2020	Mutual fund		3,257,190
*	Fidelity Freedom Fund 2025	Mutual fund		2,646,308
*	Fidelity Freedom Fund 2030	Mutual fund		3,399,379
*	Fidelity Freedom Fund 2035	Mutual fund		2,998,508
*	Fidelity Freedom Fund 2040	Mutual fund		1,766,833
*	Fidelity Freedom Fund 2045	Mutual fund		856,043
*	Fidelity Freedom Fund 2050	Mutual fund		528,960
*	Fidelity Freedom Fund 2055	Mutual fund		14,550
*	Fidelity BrokerageLink	Participant-directed brokerage accounts		2,306,820
	Deutsche Cash Management Fund Institutional Class	Mutual fund		975,501
	Baron Asset Inst Fund	Mutual fund		2,941,800
	Baron Growth Inst Fund	Mutual fund		4,395,480
	PIMCO High Yield Institutional Fund	Mutual fund		2,038,955
	PIMCO Total Return Institutional Fund	Mutual fund		4,744,511
	Cohen and Steers Realty Shares, Inc. Fund	Mutual fund		858,493

MBIA INC.

401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i (Continued)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 06-1185706, PLAN 002

DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value

	Royce Opportunity Fund	Mutual fund		1,218,700
	Allianz NFJ Dividend Value Fund	Mutual fund		881,509
	Dodge & Cox International Stock Fund	Mutual fund		1,629,553
	RidgeWorth Mid-Cap Value Fund	Mutual fund		3,549,586
	Vanguard Total International Stock Index Fund	Mutual fund		6,923,608
	Templeton Global Bond Fund	Mutual fund		420,650

	Collective trust:
*	Fidelity Managed Income Portfolio Fund	Collective trust		7,042,924

*	Participant loans	Interest rates: 5.25% to 9.50%; Maturity dates: 5/29/14 to 11/12/21	—	1,203,493

	Total			$102,950,450

(1)	Cost is not required for participant-directed investments.
*	Fidelity Management Trust Company, including associated funds, participants and the Company are parties-in-interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MBIA Inc.
401(k) Plan

Date: May 9, 2014	/s/ C. EDWARD CHAPLIN
C. Edward Chaplin
President
Chief Financial Officer

Date: May 9, 2014	/s/ ALAN PEARLMAN
Alan Pearlman
Plan Administrator